                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM N-8F

APPLICATION FOR DEREGISTRATION OF CERTAIN REGISTERED INVESTMENT COMPANIES.

I.       GENERAL IDENTIFYING INFORMATION

1. Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

         [X]      MERGER

         [ ]      LIQUIDATION

         [ ]      ABANDONMENT OF REGISTRATION
                  (Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

         [ ]      Election of status as a BUSINESS DEVELOPMENT COMPANY
                  (Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.       Name of fund:

         NUVEEN INSURED PREMIUM INCOME MUNICIPAL FUND, INC.

3.       Securities and Exchange Commission File No.:

         811-7130

4.       Is this an initial Form N-8F or an amendment to a previously filed Form
         N-8F?

         [ ]      Initial Application                [X]    Amendment

5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

         333 WEST WACKER DRIVE, CHICAGO, ILLINOIS 60606

6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

         DAVID A. STURMS, VEDDER, PRICE, KAUFMAN & KAMMHOLZ, 222 NORTH LASALLE STREET, SUITE 2600, CHICAGO, ILLINOIS 60601-1003; (312/609-7589)

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

         NUVEEN ADVISORY CORP., 333 WEST WACKER DRIVE, CHICAGO, ILLINOIS 60606,
         ATTENTION: GIFFORD R. ZIMMERMAN, ASSISTANT SECRETARY; (312/917-7700)

         NOTE: ONCE DEREGISTERED, A FUND IS STILL REQUIRED TO MAINTAIN AND PRESERVE THE RECORDS DESCRIBED IN RULES 31A-1 AND 31A-2 FOR THE PERIODS SPECIFIED IN THOSE RULES.

8.       Classification of fund (check only one):

         [X]      Management company;

         [ ]      Unit investment trust; or

         [ ]      Face-amount certificate company.

9.       Subclassification if the fund is a management company (check only one):

         [ ]      Open-end          [X]     Closed-end

10. State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

         MINNESOTA

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

         NUVEEN ADVISORY CORP., 333 WEST WACKER DRIVE, CHICAGO, ILLINOIS 60606

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

         NOT APPLICABLE

13.      If the fund is a unit investment trust ("UIT") provide:

         NOT APPLICABLE

         (a) Depositor's name(s) and address(es):

         (b) Trustee's name(s) and address(es):

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

         [ ] Yes                  [X] No

         If Yes, for each UIT state:
                  Name(s):

                  File No.:  811-___________

                  Business Address:

15.      (a)      Did the fund obtain approval from the board of directors
                  concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

                  [X] Yes           [ ] No

                  If Yes, state the date on which the board vote took place:

                  ON APRIL 23, 1996, THE BOARD OF DIRECTORS OF THE NUVEEN INSURED PREMIUM INCOME MUNICIPAL FUND, INC. APPROVED A PLAN OF REORGANIZATION.

                  If No, explain:

         (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

                  [X] Yes           [ ] No

                  If Yes, state the date on which the shareholder vote took place:

                  ON JULY 25, 1996, THE SHAREHOLDERS OF THE NUVEEN INSURED PREMIUM INCOME MUNICIPAL FUND, INC. APPROVED THE REORGANIZATION.

                  If No, explain:

II.      DISTRIBUTIONS TO SHAREHOLDERS

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

         [X] Yes           [ ] No

         (a) If Yes, list the date(s) on which the fund made those distributions: 9/9/96

         (b)      Were the distributions made on the basis of net assets?

                  [X] Yes          [ ] No

         (c)      Were the distributions made pro rata based on share ownership?

                  [X] Yes                 [ ] No

         (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

         (e)      Liquidations only:
                  Were any distributions to shareholders made in kind?

                  [ ] Yes                 [ ] No

                  If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.      Closed-end funds only:

         Has the fund issued senior securities?

         [X] Yes           [ ] No

         If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

         THE APPLICANT ISSUED PREFERRED STOCK. THE PREFERRED STOCKHOLDERS RECEIVED ONE NEW SHARE OF PREFERRED STOCK (WITH THE SAME $25,000 LIQUIDATION PREFERENCE) OF THE ACQUIRING FUND FOR EACH SHARE OF PREFERRED STOCK HELD BY SUCH PREFERRED STOCKHOLDERS. THE TERMS OF THE NEW AND OLD PREFERRED STOCK WERE SUBSTANTIALLY SIMILAR.

         THE APPLICANT ALSO ISSUED COMMON STOCK. THE COMMON STOCKHOLDERS RECEIVED A NUMBER OF COMMON SHARES OF THE ACQUIRING FUND HAVING AN AGGREGATE NET ASSET VALUE EQUAL TO THE AGGREGATE NET ASSET VALUE OF THEIR COMMON STOCK HOLDINGS. THE VALUE OF THE APPLICANT'S NET ASSETS WAS CALCULATED NET OF THE LIQUIDATION PREFERENCE (INCLUDING ACCUMULATED AND UNPAID DIVIDENDS) OF THE APPLICANT'S OUTSTANDING PREFERRED STOCK.

18.      Has the fund distributed all of its assets to the fund's shareholders?

         [X] Yes           [ ] No

         If No,

         (a) How many shareholders does the fund have as of the date this form is filed?


         (b) Describe the relationship of each remaining shareholder to the fund:

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

         [ ] Yes          [X] No

         If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.     ASSETS AND LIABILITIES

20. Does the fund have any assets as of the date this form is filed? (See question 18 above)

         [ ] Yes                  [X] No

         If Yes,

         (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

         (b)      Why has the fund retained the remaining assets?

         (c)      Will the remaining assets be invested in securities?

                  [ ] Yes                 [ ] No

21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

         [ ] Yes                  [X] No

         If Yes,

         (a)      Describe the type and amount of each debt or other liability:

         (b) How does the fund intend to pay these outstanding debts or other liabilities?

IV.      INFORMATION ABOUT EVENT(S) LEADING TO REQUEST FOR DEREGISTRATION

22.      (a)      List the expenses incurred in connection with the Merger or
                  Liquidation:

                  (i)      Legal expenses:

                           NUVEEN INSURED PREMIUM INCOME MUNICIPAL FUND, INC. - $152,091.00 NUVEEN INSURED PREMIUM INCOME MUNICIPAL FUND 2 - $392,138.00

                  (ii)     Accounting expenses:

                           NUVEEN INSURED PREMIUM INCOME MUNICIPAL FUND, INC. - $596.00 NUVEEN INSURED PREMIUM INCOME MUNICIPAL FUND 2 - $1,404.00

                  (iii)    Other expenses (list and identify separately):

                           NUVEEN INSURED PREMIUM INCOME MUNICIPAL FUND, INC.:
                                    PRINTING - $21,287.00
                                    TRANSDER OOP - $11,906.00
                           NUVEEN INSURED PREMIUM INCOME MUNICIPAL FUND 2:
                                    PRINTING - $50,145.00
                                    TRANSDER OOP - $28,046.00

                  (iv)     Total expenses (sum of lines (i)-(iii) above):

                           NUVEEN INSURED PREMIUM INCOME MUNICIPAL FUND, INC. - $185,880.00 NUVEEN INSURED PREMIUM INCOME MUNICIPAL FUND 2 - $471,733.00

         (b)      How were those expenses allocated?

                  THE AGGREGATE AMOUNT OF INCREMENTAL EXPENSES DUE TO THE REORGANIZATION WAS ALLOCATED BETWEEN THE APPLICANT AND NUVEEN INSURED PREMIUM INCOME MUNICIPAL FUND 2 BASED UPON ESTIMATED SAVINGS TO EACH AS A RESULT OF EXPECTED REDUCED OPERATING EXPENSES FROM THE REORGANIZATION. THE APPLICANT BORE 29.8% OF THE EXPENSES ASSOCIATED WITH THE REORGANIZATION AND NUVEEN INSURED PREMIUM INCOME MUNICIPAL FUND 2 BORE 70.2% OF THE EXPENSES ASSOCIATED WITH THE REORGANIZATION.

         (c)      Who paid those expenses?

                  SEE QUESTION 22(B) ABOVE.

         (d)      How did the fund pay for unamortized expenses (if any)?

                  THE FUND DID NOT HAVE ANY UNAMORTIZED ORGANIZATIONAL EXPENSES.

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

         [ ] Yes                  [X] No

         If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.       CONCLUSION OF FUND BUSINESS

24.      Is the fund a party to any litigation or administrative proceeding?

         [ ] Yes                  [X] No

         If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

         [ ] Yes                  [X] No

         If Yes, describe the nature and extent of those activities:

VI.      MERGERS ONLY

26.      (a)      State the name of the fund surviving the Merger:

                  NUVEEN INSURED PREMIUM INCOME MUNICIPAL FUND 2

         (b) State the Investment Company Act file number of the fund surviving the Merger:

                  FILE NO.: 811-7792

         (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

                  FILE NO. 333-03257, FORM TYPE N-14, FILED MAY 7, 1996.

         (d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

                                  VERIFICATION

         The undersigned states that (i) he or she has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Nuveen Insured Premium Income Municipal Fund, Inc., (ii) he or she is the Vice-President of Nuveen Insured Premium Income Municipal Fund, Inc., and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his or her knowledge, information and belief.


                                                 /s/ GIFFORD R. ZIMMERMAN
                                                 -------------------------------
                                                 Gifford R. Zimmerman